FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March 2025

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	(English Translation) Share Repurchase Report for the reporting month from February 1, 2025 to February 28, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: March 13, 2025	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

[Cover]
[Document Filed]	Share Repurchase Report
[Applicable Law]	Article 24-6, paragraph 1 of the Financial Instruments and Exchange Act of Japan
[Filed with]	Director, Kanto Local Finance Bureau
[Filing Date]	March 13, 2025
[Reporting period]	From February 1, 2025 to February 28, 2025
[Company Name]	Takeda Pharmaceutical Company Limited
[Title and Name of Representative]	Christophe Weber, Representative Director, President & Chief Executive Officer
[Address of Head Office]	1-1, Doshomachi 4-chome, Chuo-ku, Osaka
(The above address is the registered head office location and the ordinary business operations are conducted at the “Nearest Place of Contact”)
[Telephone Number]	Not applicable
[Name of Contact Person]	Not applicable
[Nearest Place of Contact]	1-1, Nihonbashi-Honcho 2-chome, Chuo-ku, Tokyo
(Global Headquarters)
[Telephone Number]	+81-3-3278-2111 (Main telephone number)
[Name of Contact Person]	Norimasa Takeda, Chief Accounting Officer & Corporate Controller, Global Finance
[Place for public inspection]	Takeda Pharmaceutical Company Limited (Global Headquarters)
(1-1, Nihonbashi Honcho 2-chome, Chuo-ku, Tokyo)
Tokyo Stock Exchange, Inc.
(2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo)
Nagoya Stock Exchange, Inc.
(8-20, Sakae 3-chome, Naka-ku, Nagoya)
Fukuoka Stock Exchange
(14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)
Sapporo Stock Exchange
(14-1, Minamiichijonishi 5-chome, Chuo-ku, Sapporo)

Class of Shares: Common Stock
1.Status of repurchase
(1)Status of repurchase pursuant to a resolution approved by a General Meeting of Shareholders
Not applicable
(2)Status of repurchase pursuant to a resolution approved by a meeting of the Board of Directors

As of February 28, 2025
	Number of shares (shares)		Total repurchase amount (JPY)
Status of the resolution of the Board of Directors (January 30, 2025) (Period of repurchase: from February 17, 2025 to May 31, 2025)	28,500,000		100,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date)
	February 19, 2025	752,200	3,159,361,700
	February 20, 2025	752,200	3,179,245,800
	February 21, 2025	752,200	3,169,165,200
	February 25, 2025	752,200	3,129,562,400
	February 26, 2025	752,200	3,167,677,300
	February 27, 2025	817,200	3,486,626,700
	February 28, 2025	817,200	3,506,582,900
Total	—	5,395,400	22,798,222,000
Aggregate shares repurchased as of the end of this reporting month	5,395,400		22,798,222,000
Progress of share repurchase (%)	18.93		22.80
(Note 1) The period of repurchase is listed on a trade date basis.
(Note 2) It was resolved at the above meeting of the Board of Directors that the method of acquisition shall be open-market repurchase through a trust bank.

2.Status of disposition
Not applicable

3.Status of treasury shares held

As of February 28, 2025
Status of treasury shares held as of the end of the reporting month	Number of shares (shares)
Total number of issued shares	1,590,949,609
Number of treasury shares held	55,886,006
(Notes) 1. The number of treasury shares held includes shares purchased on a demand for purchase made by shareholders holding shares less than one unit.
2. The number of treasury shares held does not include the shares held by the ESOP trust account and the shares held by the BIP trust account.